IMMERSE SUBMARINE PILOTING, LLC

Unaudited GAAP Financial Statements

From January 1, 2021 to March 31, 2021

AHAD&CO
CERTIFIED PUBLIC ACCOUNTANTS

2153 Westchester Ave Suite 200
Bronx, NY 10462
Tel: 929-371-9915 | Fax: 347-293-0063
info@ahadandco.com

Independent Accountant's Review Report

To the Board of Directors and Members of
IMMERSE SUBMARINE PILOTING, LLC
New York, NY

I have reviewed the accompanying financial statements of IMMERSE SUBMARINE PILOTING, LLC, which comprise the balance sheet as of the period end March 31, 2021 and the related statement of income, changes in member's equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Ahad&Co

Bronx, NY
April 20, 2021

IMMERSE SUBMARINE PILOTING, LLC
Reviewed Statement of Operations
From January 1, 2021 to March 31, 2021

REVENUE	-
TOTAL REVENUE	-
EXPENSES	
Bank Fees	-
Other Business Expenses	-
TOTAL EXPENSES	-
INCOME BEFORE TAX	-
Provision for Income Tax	-
Net Income	-

See Accompanying Notes to financial statements

IMMERSE SUBMARINE PILOTING, LLC
Reviewed Balance Sheet
From January 1, 2021 to March 31, 2021

ASSETS	
Cash	$ 1,555
TOTAL ASSETS	$ 1,555
LIABILITIES AND MEMBER'S EQUITY	
LIABILTIES	
	$ -
Total Liabilities	$ -
MEMBER'S EQUITY	$ 1,555
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,555

See Accompanying Notes to financial statements

IMMERSE SUBMARINE PILOTING, LLC
Reviewed Statement of Changes in Member's Equity
From January 1, 2021 to March 31, 2021

	Member's Capital	Accumulated Profit	Total Member's Equity
Balance at January 9, 2020	1,555	-	1,555
Net Income	-	-	-
Member's Contributions	-	-	-
Member's Withdrawals	-	-	-
Balance at October 31, 2020	1,555	-	1,555

See Accompanying Notes to financial statements

IMMERSE SUBMARINE PILOTING, LLC
Reviewed Statement of Cash Flows
From January 1, 2021 to March 31, 2021

OPERATING ACTIVITIES	
Net Income	-
Net Cash Provided by Operating Activities	-
INVESTING ACTIVITIES	
	-
Net Cash Used for Investing Activities	-
FINANCING ACTIVITIES	
Member Contributions	-
Net Cash Provided by Investing Activities	-
Net Change in Cash	-
Cash at Beginning of Period	1,555
Cash at End of Period	1,555
Non Cash Investing and Financing Activities	-

See Accompanying Notes to financial statements

IMMERSE SUBMARINE PILOTING, LLC

Notes to the Financial Statements
From January 1, 2021 to March 31, 2021

Note 1 – Nature of Operations

IMMERSE SUBMARINE PILOTING, LLC was formed on January 9, 2020 ("Inception") in the State of Florida. The financial statements of IMMERSE SUBMARINE PILOTING, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York. IMMERSE SUBMARINE PILOTING, LLC operates a tourist submarine.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2021. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from leasing tourist submarine to a foreign operator when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Concentration of Credit Risk
The Company will maintain its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Income Tax
IMMERSE SUBMARINE PILOTING, LLC is a Florida limited liability company and is treated as disregarded entity for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. IMMERSE SUBMARINE PILOTING, LLC is subject to income taxes in certain local jurisdictions in which it operates, primarily related to unincorporated business taxes.

Note 3 – Debt
We currently have no debt.

Note 4 – Commitments and Contingencies
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Note 5 – Related Party Transactions
There are no related party transactions.

Note 6 – Subsequent Events
The Company has evaluated subsequent events that occurred through April 20, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.